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Change in Accounting Principle - Sub-Item 77L on Form N-SAR
First Investors Series Fund - First Investors Total Return Fund Fund

As required, effective October 1, 2001, the First Investors Total Return Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt
securities.   Prior to October 1, 2001, the Total Return Fund did
not amortize premiums on debt securites. The cumulative effect of this accounting change had no impact on total net assets of the Fund, but resulted in a reclassification in the beginning balances as of October 1, 2001. Based on securities held on October 1, 2001, the Total Return Fund reduced the cost of securities by $87,389 and increased net unrealized gains and losses by a corresponding
$87,389. Prior years have not been restated for this change in accounting principle.

The effect of this change in 2001 was as follows:
Decrease in Net Investment Income, $84,719;
Increase in Net Unrealized Gains (Losses), $22,404;
Increase in Net Realized Gains (Losses), $62,315;
Decrease in Net Investment Income Per Share, $0.01;
Increase in Net Realized and Unrealized Gains Per Share, $0.01;
Decrease in the Ratio of Net Investment Income to Average Net Assets,
0.12%